GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2011

This Management’s Discussion and Analysis (“MD&A”) prepared as of June 13, 2011, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three month financial period ended March 31, 2011, and other material events up to the date of this report. The following discussion should be read in conjunction with the December 31, 2010 annual audited consolidated financial statements and related notes with reference to the reconciliation referred to below together with the MD&A and the unaudited condensed consolidated interim financial statements and related notes for the period ended March 31, 2011.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 and has restated its balance sheet as at January 1, 2010 (“transition date”) to comply with IFRS presentation of comparative information. The three months ended March 31, 2011 is the Company’s first reporting period under IFRS and the effects of the transition from Canadian generally accepted accounting principles (“Canadian GAAP) to IFRS on previously reported comparative periods financial statements is explained and set out in note 14 to these unaudited condensed consolidated interim financial statements. All dollar amounts are in thousands of Canadian dollars, unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

		Change from
	First Quarter	First Quarter
Highlights	2011	2010

Revenue	$15,460	UP 95%

Gross profit (Earnings from mining operations)	$8,613	UP 242%

Net income	$7,009	UP 617%

Earnings per share - basic	$0.06	UP 500%

Earnings per share - diluted	$0.05	UP 400%

Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	410,640	UP 15%

Silver equivalent produced (1)	607,225	UP 15%

Silver payable ounces	348,439	UP 9%

Total cash cost per silver ounce (2)	$10.05	UP 50%

Average revenue per silver ounce sold	$32.18	UP 79%

  95% increase in revenue to $15.5 million for the quarter ended March 31, 2011 from $7.9 million for the same period in 2010.

  242% increase in gross profit (earnings from mining operations) to $8.6 million for the three months ended March 31, 2011 from $2.5 million for the same period in 2010.

  $4.8 million increase in cash flows from operating activities to $2.8 million for the quarter ended March 31, 2011 from $2.0 million used in operating activities for the same period in 2010.

  $6.0 million increase in net income to $7.0 million for the quarter ended March 31, 2011 from $1.0 million for the same period in 2010.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	1

  164% increase in Adjusted EBITDA(3) to $8.4 million for the three months ended March 31, 2011 from $3.2 million for the three months ended March 31, 2010.

  On February 8, 2011, the Company’s shares were listed on NYSE Amex stock exchange in the United States under the trading symbol “GPL.”

  On March 8, 2011, the Company paid off $4.05 million in two outstanding 8% unsecured convertible loan notes due on July 14, 2011 by the issuance of 1,800,000 fully paid common shares of the Company at the originally agreed upon conversion price of $2.25 per common share.

  Closed equity offering for gross proceeds of $24.2 million on April 12, 2011.

  15% increase in total metal production to 607,225 silver equivalent ounces (“Ag eq oz”) in the first quarter 2011 from 526,949 Ag eq oz in the first quarter 2010, including 410,640 silver ounces, 2,310 gold ounces, 241 tonnes of lead and 345 tonnes of zinc.

  29% increase in metal production to 406,419 Ag eq oz at Guanajuato compared to the first quarter 2010.

  Record silver production of 137,219 oz Ag at Topia, a 4% increase from the first quarter 2010.

  Increase in cash cost per silver ounce, net of by-products, for the first quarter of 2011 to US$10.05 from US$6.72 for the first quarter of 2010. This was principally due to higher smelter charges arising from new smelter contracts at our Topia mine. Site costs were also higher at Topia because of higher tonnes mined and milled at a lower grade.

  Issued an update on March 7, 2011 to the ongoing mineral resource development at the Topia mine. The 2011 mineral resource estimate increased measured and indicated mineral resources to 7.44 million silver equivalent ounces, a 36.3% increase over the 2009 resource estimate, and inferred resources to 11.91 million silver equivalent ounces, a 109.3% increase over the previous estimate.

  Exploration drilling confirms silver-gold zones extending to depth at Guanajuatito.

  On February 16, 2011, Minera Mexicana El Rosario S.A. de C.V., Great Panther’s Mexican subsidiary, was awarded its first distinction as a “Socially Responsible Company” for the year 2010 by CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual award is a milestone for us and has been awarded for our commitment to sustainable environmental, social and economic development.

  On March 17, 2011, appointed Ken Major, P. Eng., to the Board of Directors. Mr. Major brings to us more than 35 years' of experience in the mining industry, including mine operations and management with Sherritt Gordon Mines and Newmont Mining. An Owner/Partner in 1994 in the start of Rescan Engineering Ltd., an engineering company providing feasibility study and detailed engineering services to the mining industry, Ken left in 2006 to become an independent process consultant, KWM Consulting Inc., and has continued to provide services to the mining community, including major companies such as Newmont Mining, Goldcorp and Agnico-Eagle.

  R.W. (Bob) Garnett, B.A. (Commerce), CA, joined the Board of Directors as the new chairman of the audit committee effective May 3, 2011. He currently serves as a Director and Vice-Chair of Translink, metro Vancouver's regional transit authority, and as a Director of VRX Worldwide Inc. Mr. Garnett served as a director of Coast Capital Savings from 1984 to 2009 including seven years as Chairman.

  Appointed Martin Carsky B.Sc., CA to the newly created position of Executive Vice President and Chief Financial Officer, effective June 1, 2011. Mr. Carsky is a senior financial executive with more than twenty years experience in capital markets, mergers, acquisitions, restructuring and corporate governance, and was formerly an independent director and chairman of our audit committee.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	2

(1)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(2)

“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

RECENT DEVELOPMENTS

As Great Panther Silver approaches the mid-point of its three-year growth strategy (2010 – 2012), production from both operations is growing, plant capacity is being increased to accommodate future growth, mineral resources are being updated and increased, exploration drilling is being increased and the permitting process has been initiated in preparation for driving an exploration ramp on the San Ignacio property near Guanajuato.

At Guanajuato, metal production is steadily increasing. The first quarter production, at 406,419 Ag eq oz, is up 29% year-on-year and is 10% higher than for the fourth quarter of 2010. The 2011 plan is 2.00 million Ag eq oz, up 40% year on year. The throughput of the processing plant has been increased to 1,050 tonnes per day for 15 days per month which facilitates the doubling of production once mineral resources are established and developed.

Production expansions are planned from the existing mineral resources. A fourth production level will be added to the Los Pozos vein. At Cata, the Alto vein is being prepared for production at the 510 metre level and, at Santa Margarita, decline ramp access is being driven to establish a second production level. Production stoping has been initiated at the 120 metre level of the Guanajuatito mine while exploration drilling and ramp development continues. Future growth is assured by exploration drilling of the depth extensions of the Rayas and Valenciana Clavos and at the San Ignacio property, where a 24,000 metre exploration drilling program and an environmental impact assessment have been initiated.

Metal production continues to grow at Topia. The first quarter production of 200,806 Ag eq oz is up by 3% from the previous quarter and the 2011 plan, at 0.87 million Ag eq oz, is up by 6% from 2010. This year, having increased plant capacity to 275 from 200 tonnes per day, the focus remains on mine development and exploration. Production is expected to increase from the Argentina West, Recompensa, San Gregorio and El Rosario veins while the new La Prieta mine is being prepared for production in 2012.

We continue to build our NI 43-101 compliant resource base at the Guanajuato and Topia mines and are on track to attain at least 40 million Ag eq oz by 2012 and thereby supporting a minimum ten year mine life at the planned production rate.

During 2010, exploration diamond drilling totaled 28,960 metres with 19,500 metres at Guanajuato and 9,460 metres at Topia. Much of this drilling was targeted towards adding new resources at the existing operations as well as the completion of the first four holes, 1,839 metres, at the San Ignacio property. Exploration drilling is accelerated in 2011 with plans to more than double to 60,000 metres in 2011, including at least 24,000 metres at the prospective San Ignacio property near Guanajuato and 7,000 metres at Topia.

At Guanajuato, drifts are being driven away from the orebody into the hanging-wall, above the deeper extensions of the ore zones to provide exploration drill stations. At Rayas, the stations have been completed and the diamond drilling has been initiated from the 390 metre level. For Valenciana, more diamond drill stations will be prepared over the next few months in preparation for the deep drilling. At the 4 kilometre-long San Ignacio mine property, exploratory drilling, initiated in October 2010, continues. Drilling at San Ignacio is expected to exceed 24,000 metres, providing geological data for a significant additional resource.

At Topia, eleven separate veins are currently being exploited and, during 2011, development of at least two additional veins, La Prieta and Higuera, will commence.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	3

Processing plant upgrades have been completed at Topia and partially completed at Guanajuato. At Guanajuato, metal recoveries improved to all-time highs of over 88% for gold and silver during 2010 and are already improved to 92% and 89%, respectively, with plant capacity at 1,050 tonnes per operating day. Plant performance is expected to be improved further with the addition of five, 5.0 cubic metre, Outotec flotation cells in the second quarter. At Topia, plant capacity has increased by 38% from 200 to 275 tonnes per day, while maintaining excellent plant performance.

The core objective of Great Panther's three-year strategy is profitable growth. Through strong production results and improving silver and gold prices, the Company has achieved over two years of record gross profit (earnings from mining operations) and six consecutive quarters of net income. The Company’s management considers the best way to capitalize on the rising silver price is to monetize it through production.

OVERVIEW

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL”. Our current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, we incorporated Metalicos de Durango, S.A, de C.V. (“MD”) and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

MINE OPERATING RESULTS

Consolidated Operations

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2

Tonnes milled	53,993	48,142	46,039	43,555	44,657	47,121	42,004	40,443

Production
Silver ounces	410,640	385,022	382,220	410,583	357,132	390,026	398,811	333,358
Gold ounces	2,310	1,943	2,201	1,474	1,598	2,456	1,951	1,504
Lead tonnes	241	234	271	297	290	205	211	233
Zinc tonnes	345	304	352	357	345	248	263	270

Silver equivalent ounces(1)	607,225	565,660	588,454	574,740	526,948	625,288	597,057	499,845

Silver payable ounces	348,439	369,940	364,991	374,631	319,196	363,282	401,008	303,648

Cost per ounce (USD)	$10.05	$8.41	$6.76	$7.70	$6.72	$4.80	$5.48	$5.73

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	4

Guanajuato Mine

The Guanajuato mine recorded a much improved quarter compared to both the previous quarter and the first quarter of 2010. Under the overall guidance of the new General Manager for Guanajuato, several modifications are being made to enable the mines and plant to operate more effectively. Ore tonnes mined and processed increased to 42,980, up 10% from the last quarter and 23% year over year. Gold production increased to 2,217 oz, up 21% and 53%, while silver production, at 273,421 oz, was higher by 7% and 22%, respectively. The average grades of 222g/t Ag and 1.75g/t Au were satisfactory and reflect the distribution of ore supply from the mines.

The Guanajuato plant achieved record gold recovery and excellent silver recovery of 91.5% and 89.2%, respectively. Many improvement modifications were made throughout the plant such that a new record milling rate of 1,050 tonnes per day was achieved while operating an average of 15 days per month. During the second quarter, five new 5.0 cubic metre flotation cells, supplied by Outotec, and a third set of cyclones, supplied by Krebs, are being installed. These modifications are expected to facilitate further improvements in metallurgical performance.

Production stoping of the Santa Margarita vein progressed well and gold grades and production improved sharply. Gold grades of the ore extracted from the Santa Margarita vein averaged 9.8g/t Au and contributed almost 50% of the gold production at Guanajuato. Overall gold production increased to 2,217 Au oz which was 21% higher than the previous quarter and up 53% compared to one year ago.

Production from the Los Pozos area on the 310, 345 and 380 metre levels continued to set new records and accounted for over 50% of the silver production. Exploratory diamond drilling from the 390 metre level has intercepted the orebody below this level and an access ramp is being driven to establish a fourth production level later this year.

The Cata Clavo production was 1,000 tonnes below plan at the end of the quarter due to a mechanical failure of the ore hoisting winch in the internal shaft. The winch has since been repaired and production has returned to normal. The ramp haulage system is being upgraded and extended such that during the second half of the year the inclined hoisting shafts of both Rayas and Cata will be redundant which will eliminate current bottlenecks to production efficiency.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	5

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2

Tonnes milled	42,980	39,061	35,761	34,379	34,912	39,853	34,325	32,606

Production
Silver (ounces)	273,421	255,372	250,629	288,825	225,030	287,101	288,087	220,742
Gold (ounces)	2,217	1,835	2,042	1,289	1,453	2,367	1,872	1,379

Silver equivalent ounces (1)	406,419	370,062	378,283	369,390	315,820	470,025	432,795	327,295

Silver payable ounces	235,809	240,137	246,344	262,708	204,893	262,430	291,649	209,485

Average ore grade
Silver (g/t)	222	228	248	291	233	271	315	254
Gold (g/t)	1.75	1.60	1.96	1.35	1.51	2.14	2.00	1.55

Metal recoveries
Silver	89.2%	89.1%	87.8%	89.9%	86.1%	82.6%	82.9%	83.0%
Gold	91.5%	91.1%	90.5%	86.6%	85.5%	86.4%	84.8%	84.6%

Concentrate grades
Silver (g/t)	9,797	12,548	10,766	12,252	11,774	13,488	14,131	15,126
Gold (g/t)	79	90	88	55	76	111	92	94

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Mining of the Guanajuatito North Zone was restarted on the completion of an access ramp to the 120 metre level. Exploratory development on vein confirmed the indications from diamond drilling. A ventilation raise has been completed and stoping has commenced.

Compared to the first quarter of 2010, total cash production costs were higher due to higher milled tonnes. Higher recoveries resulted in higher silver and gold production reducing unit costs which was offset by slightly higher site costs. However, smelter and transportation unit costs increased significantly over the first quarter of 2010 resulting in a higher cost per ounce for the first quarter 2011.

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2
Direct cash production costs	$3,479	$3,891	$3,253	$2,956	$2,939	$3,117	$3,251	$2,403
Smelter and transportation	511	451	383	310	190	200	226	160
Total cash cost	$3,990	$4,342	$3,636	$3,266	$3,129	$3,317	$3,477	$2,563
By-product credits (1)	(2,118)	(2,638)	(2,263)	(1,420)	(1,558)	(2,376)	(1,823)	(1,325)
CAD Cash operating costs	$1,872	$1,704	$1,373	$1,846	$1,571	$941	$1,654	$1,238
USD Cash operating costs	$1,850	$1,681	$1,319	$1,796	$1,513	$891	$1,507	$1,061
Payable Silver Production	235,809	240,137	246,344	262,708	204,893	262,430	291,649	209,485
USD Cash cost per ounce of silver	$7.85	$7.00	$5.35	$6.83	$7.38	$3.40	$5.17	$5.06

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash cost per ounce of silver (refer to “Non-IFRS Measures” section) at Guanajuato for the three months ended March 31, 2011 of US$7.85 was 6% higher than US$7.38 in the first quarter of 2010. The first quarter 2011 cost per ounce increased by 12% from the fourth quarter 2010 cost of US$7.00. The increase was primarily due to higher smelter charges and transportation costs.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	6

Topia Mine

Topia recorded another excellent quarter with metal production of 137,219 oz of silver, a record, 93 oz of gold, 530,587 lbs of lead and 760,308 lbs of zinc, from milling 11,013 tonnes of ore. This totals 200,806 Ag eq oz which was 3% higher than the previous quarter and 5% lower than the first quarter of 2010. Ore grades averaged 420g/t Ag, 0.33g/t Au, 2.32% Pb and 3.42% Zn.

The plant was extensively modified between Christmas and the second week of January 2011. Four 2.8 cubic metre flotation cells were added to the flotation circuit and the grinding circuit was reconfigured to provide for additional capacity. The processing capacity was raised to 275 tonnes per day with metal recoveries of 92.3% for Ag, 79.0% for Au, 94.1% for Pb and 91.5% for Zn. In addition to processing the 11,013 tonnes from our mines, 2,208 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2

Tonnes milled	11,013	9,081	10,278	9,176	9,745	7,268	7,679	7,837

Production
Silver (ounces)	137,219	129,650	131,591	121,758	132,102	102,925	110,724	112,616
Gold (ounces)	93	108	159	185	145	89	79	125
Lead (tonnes)	241	234	271	297	290	205	211	233
Zinc (tonnes)	345	304	352	357	345	248	263	270

Silver equivalent ounces (1)	200,806	195,598	210,171	205,350	211,128	155,263	164,262	172,550

Silver payable ounces	112,630	129,803	118,647	111,923	114,303	100,852	109,359	94,163

Average ore grade
Silver (g/t)	420	485	441	446	459	481	492	503
Gold (g/t)	0.33	0.46	0.58	0.76	0.63	0.46	0.40	0.59
Lead (%)	2.32	2.78	2.81	3.39	3.20	2.99	2.95	3.23
Zinc (%)	3.42	3.64	3.72	4.22	3.91	3.78	3.84	3.94

Metal recoveries
Silver	92.3%	91.5%	90.2%	92.4%	91.8%	91.6%	91.2%	88.8%
Gold	79.0%	81.5%	82.3%	82.9%	72.8%	83.9%	79.8%	83.8%
Lead	94.1%	92.7%	94.0%	95.4%	93.2%	94.5%	93.0%	92.0%
Zinc	91.5%	91.8%	92.0%	92.2%	90.5%	90.4%	89.3%	87.4%

Concentrate grades
Lead
Silver (g/t)	9,167	8,656	8,355	7,347	7,874	8,786	8,971	8,207
Gold (g/t)	4.93	5.83	8.87	9.63	7.40	6.93	5.68	8.08
Lead (%)	54.61	52.70	57.79	61.01	57.87	58.64	57.16	57.00
Zinc (%)	9.46	7.60	9.12	8.47	9.19	9.24	10.14	9.71

Zinc
Silver (g/t)	687	656	438	491	486	447	449	483
Gold (g/t)	1.40	1.68	1.51	1.98	1.58	1.01	0.96	1.43
Lead (%)	1.68	1.77	0.96	1.07	1.56	0.91	0.74	0.94
Zinc (%)	54.08	51.14	53.87	53.90	52.57	55.41	54.78	53.14

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	7

Cost per ounce for the first quarter 2011 increased by 165% from US$5.53 in the first quarter of 2010 to US$14.65. This represents a 33% increase compared to the fourth quarter 2010 cost per ounce of US$11.02. The increase over 2010 is due to increased smelter and transportation charges, higher tonnes mined and milled at a lower grade, and lower by-product credits due to decreased gold and lead production.

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2
Direct cash production costs	$2,091	$2,200	$1,906	$1,806	$1,291	$1,403	$1,188	$1,152
Smelter and transportation	580	430	362	379	374	329	328	319
Total cash cost	$2,671	$2,630	$2,268	$2,185	$1,665	$1,732	$1,516	$1,471
By-product credits (1)	(996)	(1,183)	(1,075)	(1,066)	(1,006)	(832)	(760)	(684)
CAD Cash operating costs	$1,675	$1,447	$1,193	$1,119	$659	$900	$756	$787
USD Cash operating costs	$1,650	$1,430	$1,149	$1,090	$632	$852	$691	$680
Payable Silver Production	112,630	129,803	118,647	111,923	114,303	100,852	109,359	94,163
USD Cash cost per ounce of silver	$14.65	$11.02	$9.68	$9.74	$5.53	$8.45	$6.32	$7.22

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

RESOURCES UPDATE

Guanajuato Mine

Underground diamond drilling totaled 3,066 metres - 1,833 metres drilled in the Valenciana area, 936 metres to test the depth extensions of Los Pozos, as well as various drilling targeted towards the new San Telesforo zones plus ore definition. During the second quarter of 2011, two additional drilling rigs will be added. Drilling will restart to test the deep extensions of both the Rayas Clavo and the Guanajuatito areas.

Results from the drilling in the fourth quarter of 2010 of the Guanajuatito area were successful in extending silver-gold mineralization below the current level of mining on the 80 metre level, down to the 245 metre level. The new mineralization has been defined over a strike length of approximately 100 metres and for an additional 150 metres vertically. Two mineralized zones are interpreted from the data - the Veta Madre zone and a slightly deeper Footwall zone.

Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 4.6 metres. Typifying the above observations are Veta Madre intersections for UGG10-008 that intersected 8.52g/t gold and 1,300g/t silver over a true width of 0.61 metres, and UGG10-009 that intersected 0.87g/t gold and 241g/t silver over a true width of 3.59 metres. The best and deepest (245 level) Footwall zone intersection returned 2.77g/t gold and 839g/t silver over a true width of 1.72 metres in UGG10-021.

Ore development on the 120 level and a ventilation raise has been completed in preparation for stoping. Ramp development to subsequent stope levels for future production will re-commence. Given the good exploration results to date, further exploration potential along strike and the advancing ramp depth, additional capital has been committed in the form of a deeper electrical distribution network.

San Ignacio

Surface diamond drilling totaled 3,752 metres in the first quarter of 2011. A new drill has been ordered to replace the present rig. It should be in place during early June 2011, with expected improvements in productivity. Surface geological work is ongoing to outline further areas as drilling targets.

On May 24, 2011, we announced that we have decided to postpone the NI 43-101 compliant mineral resource estimate for the San Ignacio Mine property pending further drilling. Diamond drilling has continued at San Ignacio, where silver-gold mineralization was intersected and results announced for the first 8 holes (see news releases dated October 28, November 15, December 21, 2010 and March 10, 2011). As drilling continued and results were compiled, steps were taken to prepare an internal NI 43-101 compliant resource estimate. This involved a Quality Assurance ("QA") procedure that was even more stringent than the normal process of inserting standards, blanks and duplicates into the drill core sample sequence. Under the new procedure, drill core from select samples was quartered and assayed to compare to the original results and, during this process, it was observed that there was no consistent correlation between the original and check assays.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	8

Visible silver sulphides can be identified in some zones and certain check assays correlate well with the original assays while others do not. The samples in question were originally processed at the SGS-operated laboratory at the Guanajuato mine site, and check assaying at ALS Chemex in Vancouver, B.C. and SGS in Durango has ruled out any laboratory error. Trace element assaying and mineralogical studies are currently being conducted in an attempt to identify any differences between sample sets.

Samples from our Guanajuato mine, including those from underground drilling, processed at the Guanajuato on-site SGS laboratory have not shown any discrepancies and there has been no effect on production or grade reconciliation at the mine.

Only holes ESI-10-001 to 004 and ESI-11-005 to 009, inclusive have had spot checks to date and all samples from these holes are now being checked, along with holes ESI-11-010 to 014. To date, only about 10% of the samples taken from these holes have been subjected to check assays. Quality Control ("QC") core logging and sampling procedures of the San Ignacio cores have been reviewed by Dave Rennie, P. Eng, of Roscoe Postle Associates and some modifications were made, with more rigorous logging and sample collection protocols now in place. Hole ESI-11-014 was drilled as a twin of hole ESI-11-009 and sampled under the direct supervision of Mr. Rennie. It returned low grade silver values, even within zones that are visibly mineralized in hole ESI-11-009, where check assays showed a good correlation. Gold grades in ESI-11-014 were highly variable with up to 6.19g/t in quarter core where the corresponding half core sample assayed 1.3g/t. This suggests that short scale variability may exist within the epithermal quartz veins at San Ignacio. Mr. James Chapman, an independent QP, has been brought in to supervise the twinning of three more holes. The use of larger diameter core is also being considered in order to increase the sample size. We have decided not to release any further assays from San Ignacio until the check program is complete.

Until this matter is resolved, the previously released assays from these holes should not be considered as indicative of the overall grades within these zones and we have put the resource estimate for San Ignacio on hold temporarily. QA/QC checking is ongoing in order to build a larger database for statistical analysis. When this is complete and reviewed we will proceed with the mineral resource estimate.

Topia Mine

Mine development continued to extend known areas and provide access to new mining areas with a total of 2,093 metres advanced during the first quarter of 2011. Preparations are underway at the La Prieta mine for commencing exploratory development in the second quarter. This is a past producing mine with modest mineral resources and large exploration potential and is expected to add silver production by year end.

A total of 510 metres of underground diamond drilling was completed during the first quarter of 2011. Drilling was carried out to test for additional resources at the Argentina mine between the second and third levels and at the San Miguel mine. Results from the drilling are being used to direct further exploratory development. Surface drilling will commence in the third quarter, which is later than usual but dictated by the lack of available water before the rainy season.

On March 7, 2011, the Company announced that Roscoe Postle Associates Inc. (" RPA" ) delivered an update to the ongoing mineral resource development at the Topia mine. The 2011 RPA mineral resource estimate comprised Measured and Indicated mineral resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	10

The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when we bought the Topia mine, we have consistently increased the resource base with every drill program, while increasing production at the same time.

The 2011 RPA mineral resource estimate provides updates for the Argentina vein (Argentina mine), plus new mineral resource estimates for the Don Benito (north and south veins in the 1522 and Crucero 9N mines), Recompensa (Recompensa and Rincon mines), Cantarranas (Hormiguera mine), San Jorge (San Miguel mine), San Gregorio (San Gregorio, Mina 7, and Durangueno mines), El Rosario and La Prieta veins.

The estimate was based on a minimum net smelter return (" NSR" ) value of US$130/tonne (corresponding to the 2010 direct mining and processing costs which are 77% of the total operating costs). This is applicable at Topia since the general and administrative (" G&A" ) costs are US$38/tonne. Current operating costs for the Topia mine veins are US$130/tonne ore mined and processed, and any additional resources to the mining plan would require no increase in G&A costs and reduced unit mining costs. The 2011 RPA mineral resource estimate assumed (1) actual concentrate transport, and smelter treatment and refining charges in effect through 2009 and 2010; (2) RPA long term estimates of metal prices as of February 2011, and typical plant recoveries for 2010, in Table 1; and (3) minimum mining width of 0.3 metres. Capping was individually applied to each of the veins making up the summary in Table 1.

This estimate replaces those by Wardrop in 2009 and 2006 for the Argentina and various other veins on the property. The breakdown for the RPA mineral resource estimates on the Topia property is given in Table 1 below. The estimate has increased over that reported in 2009, mainly due to inclusion of new veins that were being explored and mined but were unreported as mineral resource. A direct comparison of the Wardrop and RPA mineral resources is not relevant due to differing metal prices and minimum NSR values, as well as estimating methodologies. However, the overall percentage increase is shown in Table 3 below.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This " rolling resource" is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

While most of the current resource base came from our diamond drilling and underground development, the resources estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles' sampling, on levels that are planned for access later in 2011 and 2012 and are still intact. The majority of our mining to date has come from new mine development on veins reported in these estimates. There is lesser production from other veins that are not included in this update and these may be estimated in future resource updates. The new total contained metal for the mineral resource categories is shown in Table 2 below.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	11

Table 1. 2011 Summary Mineral Resource Update:

Topia Mineral Resources - December 31, 2010
Class	Tonnage	Ag	Au	Pb	Z n
	(t )	(g /t)	(g /t)	(%)	(%)

Measured	58,000	825	1.67	7.57	4.97

Indicated	113,000	883	1.50	7.50	4.06

M & I	171,000	864	1.56	7.53	4.37

Inferred	285,000	868	1.50	6.50	3.70

	Metal Prices	Recov eries
	(RPA 2011)	(Plant 2010)
Au	US$1,200/oz	80.00%
Ag	US$21.00/oz	92.00%
Pb	US$1.00/lb	94.00%
Zn	US$1.10/lb	92.00%

Table 2. Contained metal (all veins):

Category	Tonnes	Ag ozs	Au ozs	Pb lbs	Zn lbs	Ag eq oz

M & I Resources	171,000	4,738,000	8,550	28,314,000	16,437,000	7,436,000

Inferred Resources	285,000	7,953,000	13,560	41,092,000	23,373,000	11,909,000

The addition of multiple other veins into the 2011 RPA mineral resource estimate has led to a substantial increase in silver equivalent ounces from Wardrop’s estimate of 2009, as shown in Table 3.

Table 3. Percentage improvement 2011 over 2009:

Category	RPA 2011 (Ag eq oz )	Wardrop 2009 (Ag eq o z)	Change

M & I Resources	7.44 million	5.46 million	36.30%

Inferred Resources	11.91 million	5.69 million	109.30%

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. Accordingly, the surface drilling is used to determine inferred resources.

Areas of interest for the summer 2011 Topia mine surface drill program will be the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest noted in the 2010 program. Also, more detailed drilling will take place at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia mine mineral resources. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres below old mine workings and will be drill tested this summer.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	12

SELECTED QUARTERLY INFORMATION

	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	(1)	2009 Q3 (1)	2009 Q2 (1)

Revenue	$15,460	$13,809	$11,165	$9,317	$7,915	$9,850		$8,886	$6,722

Cost of sales (excluding amortization and depletion)	5,831	6,360	5,367	5,029	4,405	4,698		4,637	3,732

Earnings from mining operations (2)	8,613	6,322	4,679	3,411	2,516	4,248		3,371	2,114

Income (loss) for the period	7,009	2,265	3,050	4,368	977	1,037		(114)	(200)

Basic earnings (loss) per share	0.06	0.02	0.03	0.04	0.01	0.01		(0.00)	(0.00)

Diluted earnings (loss) per share	0.05	0.02	0.03	0.04	0.01	0.01		(0.00)	(0.00)

Adjusted EBITDA (3)	8,397	4,346	4,747	2,486	3,179	3,037		1,857	1,118

Cash and cash equivalents	15,166	13,967	9,364	10,883	9,250	13,312		2,908	2,140

Working capital	29,291	18,812	13,200	17,069	18,438	18,153		4,844	1,509

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated in IFRS.

(2)	“Earnings from mining operations” are defined as gross profit.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements.

There can also be significant variances in our reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar vis-à-vis the Canadian dollar can also result in considerable variances in foreign exchange gains/losses.

FIRST QUARTER DISCUSSION

We earned revenue of $15.5 million during the first quarter of 2011 compared to revenue of $7.9 million for the same period in 2010, an increase of 95%. This improvement is largely due to an increase in metal prices and production. The combined metals output from Topia and Guanajuato for the first quarter was 607,225 Ag eq oz, a 15% increase compared with 526,949 for the first quarter in 2010. For the three months ended March 31, 2011, average realized prices for silver, gold, lead and zinc prices increased by 79%, 16%, 19% and 6%, respectively, on a year over year basis.

Revenue increased by $1.7 million, or 12%, during the first quarter 2011 compared to the fourth quarter 2010. The increase in revenue is a result of a 7% quarter over quarter increase in output from 565,660 Ag eq oz in the fourth quarter 2010 to 607,225 Ag eq oz in the first quarter 2011. Compared to the fourth quarter of 2010, average realized silver and gold prices for the first quarter of 2011 increased by 15% and 1%, respectively, while lead and zinc prices increased by 6% and 4%, respectively.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	13

The Company’s realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican pesos for the three months ended March 31, 2011 and 2010 are as follows:

	2011 Q1	2010 Q1
Silver (U.S. $ / oz.)	$32.18	$17.96
Gold (U.S. $ / oz.)	$1,389.90	$1,199.17
Lead (U.S. $/ lb.)	$1.18	$0.99
Zinc (U.S. $/ lb.)	$1.09	$1.03
CAD / USD	0.986	1.041
CAD / MXP	0.082	0.082

Total plant throughput of 53,993 tonnes for the Topia and Guanajuato operations for the first quarter 2011 increased by 21% compared to 44,657 tonnes for the first quarter of 2010. As compared to the fourth quarter of 2010, plant throughput increased by 12% from 48,142 tonnes in the fourth quarter 2010.

Cost of sales (excluding amortization and depletion) was $5.8 million for the three months ended March 31, 2011, compared to $4.4 million for the same period in 2010. The year over year increase in cost of sales is primarily due to higher tonnes mined and milled. For the three months ended March 31, 2011, we had gross profit (earnings from mining operations) of $8.6 million compared to $2.5 million in the same period in 2010, an increase of 242%. The year over year increase is primarily due to higher metal prices.

The total combined cash cost per ounce of silver produced was US$10.05 for the three months ended March 31, 2010, a 50% increase compared to US$6.72 for the same period in 2010 and a 35% increase compared to US$7.43 for the year ended December 31, 2010. Cash operating costs at Guanajuato were up marginally over the first quarter of 2010 due principally to higher site costs. At our Topia mine, the cash operating costs rose significantly. This was due primarily to higher smelter charges related to new smelter contracts. Site costs were also higher because of higher tonnes mined and milled at a lower grade.

Amortization and depletion of mineral properties, plant and equipment remained constant at $1.0 million for the three months ended March 31, 2011 compared to the same period in 2010. An increase in amortization due to higher capitalized exploration costs compared to the prior year was offset by an extension in the mines lives of Guanajuato and Topia to five and 10 years, respectively, at December 31, 2010 from 3 and 7 years, during the first quarter of 2010.

General and administrative expenses were $1.8 million for the three months ended March 31, 2011 compared to $1.3 million for the same period in 2010. The increase was primarily due to higher business development activity, additional costs associated with our listing on the NYSE Amex stock exchange, expansion of our investor relations program including the addition of our Vice President Corporate Development, implementation of our enterprise resource planning system and IFRS conversion.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	14

We recorded a foreign exchange gain of $0.5 million during the first quarter of 2011. During the three months ended March 31, 2011, the Mexican peso appreciated against the Canadian dollar and a foreign exchange gain resulted on the translation of net monetary assets and liabilities at March 31, 2011. For the corresponding period in 2010, a gain of $1.0 million was recorded, mainly due to the appreciation of the Mexican peso relative to the Canadian dollar.

Net income for the three months ended March 31, 2011 was $7.0 million compared to $1.0 million for the same period in 2010. The increase in net income is primarily attributable to gross profit (earnings from mining operations) which improved by $6.5 million over the prior year.

Adjusted EBITDA (as defined below in the “Non-IFRS Measures” section) was $8.4 million, which represents a 164% improvement from $3.2 million in the same period in 2010.

NON-IFRS MEASURES

Cash Costs per Ounce of Silver

The non-IFRS measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Condensed Consolidated Interim Statements of Comprehensive Income (Loss).

	Guanajuato		Topia		Consolidated
	2011 Q1	2010 Q1	2011 Q1	2010 Q1	2011 Q1	2010 Q1
CAD Cost of sales	$3,553	$2,956	$2,278	$1,449	$5,831	$4,405
Smelting and refining	449	182	557	384	1,006	566
CAD Gross by-product revenue (1)	(2,130)	(1,566)	(1,094)	(1,106)	(3,224)	(2,672)
Cost of custom milling	-	-	(66)	(68)	(66)	(68)
CAD Cash operating costs	$1,872	$1,572	$1,675	$659	$3,547	$2,231
USD Cash operating costs	$1,850	$1,513	$1,650	$632	$3,502	$2,144
Payable Silver Production	235,809	204,893	112,630	114,303	348,439	319,196
USD Cash cost per ounce of silver	$7.85	$7.38	$14.65	$5.53	$10.05	$6.72

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	15

Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2011 and 2010 financial statements:

	2011 Q1	2010 Q1

Income (loss) for the period	$7,009	$977

Provision (recovery) of income taxes	79	948

Interest expense	267	249

Amortization and depletion of mineral properties, plant and equipment	1,042	1,005

EBITDA	8,397	3,179

Stock-based compensation	-	-

Adjusted EBITDA	$8,397	$3,179

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2011, we had working capital of $29.3 million and cash and cash equivalents of $15.2 million compared to working capital of $18.8 million and cash and cash equivalents of $14.0 million at December 31, 2010.

We plan to produce 2.87 million Ag eq oz in 2011 and invest $13 million in capital expenditures and $11 million in mineral property exploration expenditures (which are capitalized). These investments in 2011 will include additional equipment, plant upgrades and an extensive exploration drilling program. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund our operations without requiring any additional capital during the next twelve months.

At the date of this MD&A, we had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

Cash flows provided by operating activities was $2.8 million for the quarter ended March 31, 2011, compared to a cash flow used in operating activities of $2.0 million during the corresponding period in 2010. This increase was primarily due to higher earnings from mining operations as a result of higher metal prices and metals output offset by an increase in non-cash working capital as a result of higher production volumes.

Investing Activities

For the three months ended March 31, 2011, we had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $4.2 million compared to $2.7 million for the three months ended March 31, 2010.

We plan to invest $24 million in capital expenditures, including $11 million in capitalized mineral property exploration expenditures, in 2011.

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THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	16

Financing Activities

Cash flows provided by financing activities were $2.7 million for the quarter ended March 31, 2011, which represents proceeds from the exercise of options and warrants less repayments of capital leases and promissory notes. During the quarter, the convertible notes were extinguished by the issuance of 1,800,000 common shares at the conversion price of $2.25 per common share. Cash flows provided by financing activities for the three months ended March 31, 2010 were $0.5 million.

On April 12, 2011, we closed a bought deal equity financing, with a syndicate of underwriters led by Salman Partners Inc. and including CIBC, Stonecap Securities Inc., Dundee Securities Ltd. and Stifel Nicolaus Canada Inc. fully exercising the over-allotment option, for gross proceeds of $24,150,000.

OUTLOOK

As we approach the mid-point of the three-year growth strategy (2010 - 2012), production from both operations is growing and plant capacity is being increased to accommodate future growth, mineral resources are being updated and increased, exploration drilling is being increased and the permitting process has been initiated for the San Ignacio Property, near Guanajuato. The anticipated development of the new San Ignacio Property combined with the improved mineral resources at Guanajuato and Topia support ongoing growth and increased throughput. Operating efficiencies will allow for further increases such that production upside will remain at both mines. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated.

At Guanajuato, metal production is steadily increasing. The first quarter production is up 29% year-on-year and is 10% higher than for the fourth quarter of 2010. The throughput of the processing plant has been increased to 1,050 tonnes per operating day which facilitates the doubling of production.

Achievement of the 3-year growth strategy target for 2012, of 2.7 million Ag eq oz, requires ongoing exploration successes and the development of the new mineral resources, including San Ignacio. Production expansions are planned from the existing mineral resources of Los Pozos, Cata, and Santa Margarita which are already being mined. Additional mineral resources and corresponding production are also anticipated for Guanajuatito, (where exploration drilling, mine development and a mineral resource estimate is in progress), from Deep Rayas and Valenciana, (where exploration drilling is in progress), and from the San Ignacio Property, where a 24,000 metre exploration drilling program and an environmental impact assessment have been initiated.

At Topia, metal production continues to grow. The first quarter production of 200,806 Ag eq oz is up by 3% from the previous quarter and the 2011 plan, at 0.87 million Ag Eq oz, is up by 8% from 2010. Having increased plant capacity to 275 from 200 tonnes per day, the focus this year remains on mine development and exploration. Production is expected to increase from the Argentina West, Recompensa, San Gregorio and El Rosario veins while the new La Prieta mine is being prepared for production in 2012.

The 2012 target of 1.1 million Ag Eq oz represents a year-over-year increase of 24%.

We continue to build our NI 43-101 compliant resource base at the Guanajuato and Topia mines with a target of 40 million Ag eq oz by 2012 to support a minimum ten year mine life at the planned production rate.

During 2010, exploration diamond drilling totalled 28,960 metres with, 19,500 metres at Guanajuato and 9,460 metres at Topia. Results from much of this drilling added new resources at the existing operations plus the completion of the first four holes, 1,839 metres, at the San Ignacio property. Exploration drilling is accelerated in 2011 with plans to more than double to 60,000 metres in 2011, including at least 24,000 metres at the prospective San Ignacio property near Guanajuato and 7,000 metres at Topia.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	17

At Guanajuato, drifts are being driven away from the ore-body into the hanging-wall, above the projected deeper extensions of the ore-body, from the 390 metre level at Rayas, from the 320 metre level at Valenciana and from the 80 metre level at Guanajuatito. Exploration diamond drilling is well underway and has discovered significant gold-rich Mineral Resources in the Santa Margarita vein and silver/gold mineralization in the Guanajuatito North Zone. Drilling, for the projected deep extensions of the Rayas and Valenciana Clavos, as well as other targets, is expected to total 30,000 metres in 2011. Following eight months of extensive reconnaissance, surface mapping and sampling, several drill targets were identified along the 4 kilometre-long San Ignacio mine property. Drilling was initiated in October 2010 and results from the first eight holes are very encouraging. Drilling is expected to exceed 24,000 metres, providing geological data with the prospect for a significant additional mineral resource, during 2011.

At Topia, eleven separate veins are currently being exploited and development of at least two additional veins, La Prieta and Higuera, will commence in 2011.

Processing plant upgrades have been either completed, as at Topia, or partially completed, as at Guanajuato. At Guanajuato, metal recoveries improved to all-time highs of over 88% for gold and silver during 2010 and are already improved to 91.5% and 89% respectively with plant capacity at 1,050 tonnes per day. Plant performance is expected to be improved further with the addition of five, 5.0 cubic metre, flotation cells supplied by Outotec in the second quarter. At Topia, plant capacity has been increased to 275 from 200 tonnes per day, an increase of almost 40%, while maintaining excellent plant performance.

The core objective of our three-year strategy is profitable growth. Through strong production results and improving silver and gold prices, we have achieved over two years of record earnings from mining operations and six consecutive quarters of net income. The Company’s management considers the best way to capitalize on the rising silver price is to monetize it through production.

TRANSACTIONS WITH RELATED PARTIES

We entered into the following transactions with related parties:

	2011 Q1	2010 Q1

Consulting fees paid or accrued to companies controlled by directors of the Company	$179	$126

Consulting fees paid or accrued to a company controlled by an officer of the Company	$54	$74

Director fees paid or accrued to companies controlled	$-	$18

Office and administration fees paid or accrued to a company controlled by a director of the Company	$22	$23

Cost recoveries received or accrued from a company with a common director of the Company	$-	$35

As at March 31, 2011, $76 (December 31, 2010 – $167) was due to companies controlled by our officers and directors and was included in accounts payable. Amounts due from companies with a common director were $30 (December 31, 2010 – $75) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with International Financial Reporting Standards (“IFRS”), we are required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company' s financial statements. We continuously review our estimates and assumptions using the most current information available.

As these are our first financial statements using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the first quarter ending March 31, 2011, for our critical accounting policies and estimates.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	18

Accounting standards anticipated to be effective January 1, 2013

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (" IAS 39" ) in its entirety with IFRS 9 Financial Instruments (" IFRS 9" ) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company' s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	19

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its first condensed consolidated interim unaudited financial statements for the three months ended March 31, 2011 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at January 1, 2010 (“transition date”).

Notes 2 and 14 to the accompanying condensed consolidated interim unaudited financial statements provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company recorded an increase in shareholder’s equity of $3.6 million as at January 1, 2010.

The following table is a summary of the adjustments made to shareholders’ equity as at December 31, 2010, March 31, 2010 and January 1, 2010 on adoption of IFRS as outlined in the notes to the condensed consolidated interim unaudited financial statements, expressed in thousands of Canadian dollars.

	December 31	M arch 31	January 1
	2010	2010	2010
Total shareholders' equity reported under Canadian GAAP	$35,553	$25,449	$26,856
Increases (decreases) net of tax:
Mine development costs	9,518	4,611	4,150
Reclamation and remediation provision	(1,091)	(878)	(475)
Convertible notes	76	223	253
Deferred tax liabilities	-	(1,169)	(344)
Total IFRS adjustments to shareholders' equity	8,503	2,787	3,584
Shareholders' equity under IFRS	$44,056	$28,236	$30,440

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THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	20

Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has also recorded a reduction in total comprehensive income of approximately $0.8 million for the three months ended March 31, 2010 and an increase of approximately $4.9 million for the year ended December 31, 2010.

The following table is a summary of the adjustments made to comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010 on adoption of IFRS (outlined in the notes to the condensed consolidated interim unaudited financial statements), expressed in thousands of Canadian dollars.

	Year ended	3 months ended
	December 31	M arch 31
	2010	2010
Total comprehensive income as reported under Canadian GAAP	$1,935	$(2,229)
Increases (decreases) in respect of:
Mine development costs	5,826	923
Reclamation and remediation provision	(303)	(364)
Convertible notes	(179)	(30)
Cumulative translation adjustment	(771)	(443)
Deferred tax liabilities	346	(883)
Total IFRS adjustments to comprehensive income	4,919	(797)
Total comprehensive income (loss) as reported under IFRS	$6,854	(3,026)

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no material impact on cash flows and no reclassifications other than finance costs which have been reclassified from operating to financing.

Internal Controls Over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

SUBSEQUENT EVENTS

On April 12, 2011, we closed a bought deal financing for gross proceeds of $24,150,000.

On April 29, 2011, we extinguished our promissory notes relating to equipment purchases.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	21

SECURITIES OUTSTANDING

At the date of this MD&A, we had 131,753,108 common shares issued and 5,305,154 warrants and 2,216,900 options outstanding.

Fully diluted, the issued and outstanding shares of Great Panther would be 139,275,162.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2011, except for the implementation of a new enterprise resource planning system. The new system was implemented to streamline the operations and financial reporting processes. The implementation of the new system strengthens the Company’s internal controls over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2010 and in each management discussion and analysis, available on SEDAR at http://www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

We disclaim any intention and assume no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or our website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)	22